Exhibit 12.1
Aspen Insurance Holdings Limited
Computation of Ratio of Earnings to Fixed Charges
and Preference Share Dividends

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2013	2012	2011	2010	2009	2008
		($ in millions, except ratios) (As Adjusted)
Net income before tax	$ 249.1	$295.4	$(147.3)	$340.3	$534.7	$140.2
Add back interest expense	23.2	30.9	30.8	16.5	15.6	15.6
Pre-tax income before interest expenses	272.3	326.3	(116.5)	356.8	550.3	155.8
Fixed charges	23.2	30.9	30.8	16.5	15.6	15.6
Ratio of earnings to fixed charges	11.73x	10.56x	(3.78)	21.62x	35.28x	9.99x
Fixed charges and preference share dividends	50.3	63.6	59.4	41.1	42.1	50.5
Ratio of earnings to fixed charges and preference share dividends (1)	5.41x	5.13x	(1.96)x	8.68x	13.07x	3.09x

(1)
For purposes of computing these ratios, earnings consist of net income before tax, excluding interest expense. Fixed charges consist of interest expense on our long-term debt. Fixed charges and preference share dividends consists of interest expense on our long-term debt and dividends on our Perpetual PIERS, Perpetual Preference Shares and Non-Cumulative Preference Shares which have been grossed up at the effective rate of tax.

(2)
In 2012, the Company adopted the provision of ASU 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” Under the standard, the Company is required to expense the proportion of its general and administrative deferred acquisition costs not directly related to successful acquisition. For more information on the impact of ASU 2010-26 refer to Note 2(l) “Basis of Preparation and Significant Accounting Policies — New Accounting Policies” of our consolidated financial statements appearing in the Company’s Annual Report on Form 10-K, filed on February 26, 2013.